15045310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 9 2015 WASHINGTON DC

SEC FILE NUMBER
8- 48809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Tidal Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5501 Mid Cities Parkway, Suite 100
(No. and Street)

Schertz (City) Texas (State) 78154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Novikoff 210-659-1446
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann, & Co., L.L.P.
(Name – *if individual, state last, first, middle name*)

100 N.E. Loop 410 Suite 1100 (Address) San Antonio (City) Texas (State) 78216 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee Novikoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tidal Group, Inc, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LINDA M. PEACOCK
NOTARY PUBLIC
State of Texas
Comm. Exp. 12-21-2018

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Tidal Group, Inc.

Report of Independent Registered Public Accounting Firm
and Financial Statements
December 31, 2014
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

The Tidal Group, Inc.
December 31, 2014

Contents

PS&Co.

Padgett Stratemann

Independent Registered Public Accounting Firm's Report

The Board of Director
The Tidal Group, Inc.
Schertz, Texas

We have audited the accompanying statement of financial condition of The Tidal Group, Inc. (the "Company") as of December 31, 2014, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Tidal Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in the Net Capital Computation (the "Supplementary Information") has been subjected to the audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Information contained in the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Padgett, Stratemann + Co., L.L.P.

Austin, Texas
January 19, 2015

The Tidal Group, Inc.
Statement of Financial Condition
December 31, 2014

Assets	
Current Assets	
Cash and cash equivalents	$ 189,059
Accounts receivable	15,157
Federal income tax receivable	27,367
Prepaid expenses and other	83,395
Deferred tax asset	972
Total current assets	315,950
Property and Equipment, at Cost, Less Accumulated Depreciation of $104,422	-
Other	150
	$ 316,100
Liabilities and Stockholder's Equity	
Current Liabilities	
Accounts payable and accrued expenses	$ 6,657
Total current liabilities	6,657
Stockholder's Equity	
Common stock, no par value; 1,000,000 shares authorized, 156,000 shares issued and outstanding	31,200
Retained earnings	278,243
Total stockholder's equity	309,443
	$ 316,100

The Tidal Group, Inc.
Statement of Income (Loss)
Year Ended December 31, 2014

Revenues	
Fee income	$ 4,295,257
Other income	173,999
	4,469,256
General and Administrative Expenses	
Salaries, commissions and benefits	4,283,673
Licenses and fees	70,359
Insurance	1,372
Sales meetings	84,129
Depreciation	4,390
Professional fees	36,658
Miscellaneous	5,080
	4,485,661
Net Loss Before Income Tax	(16,405)
Income Tax Provision (Benefit)	
Current - federal	(7,647)
Deferred - federal	655
State	5,225
	(1,767)
Net Loss	$ (14,638)

See Notes to Financial Statements

The Tidal Group, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock	Retained Earnings	Total
Balance at December 31, 2013	$ 31,200	$ 292,881	$ 324,081
Net Loss	-	(14,638)	(14,638)
Balance at December 31, 2014	$ 31,200	$ 278,243	$ 309,443

See Notes to Financial Statements

The Tidal Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2014

Operating Activities	
Net loss	$ (14,638)
Items not requiring (providing) cash	
Depreciation	4,390
Deferred income tax expense	655
Changes in	
Accounts receivable	(15,157)
Prepaid expense and other	21,779
Federal income tax	(39,483)
Accounts payable and accrued expenses	(8,822)
Net cash used in operating activities	(51,276)
Decrease in Cash and Cash Equivalents	(51,276)
Cash and Cash Equivalents, Beginning of Year	240,335
Cash and Cash Equivalents, End of Year	$ 189,059
Cash Paid for Federal Income Taxes	$ 31,836
Cash Paid for State Income Taxes	$ 13,987

See Notes to Financial Statements

The Tidal Group, Inc.
Notes to Financial Statements
December 31, 2014

Note 1: Significant Accounting Policies

General

The Tidal Group, Inc. (Company), was formed for the purpose of selling direct participation oil and gas programs for drilling companies in Texas. During 2014, the Company only sold programs for Tidal Petroleum, Inc., a company owned in part by the 100 percent stockholder of the Company.

Revenue Recognition

The Company recognizes its share of the proceeds from the participation program units sold at the time that sufficient units have been sold to allow the escrow agent to release the funds held in escrow. The contingency needed to release escrow funds is defined in the offering memorandum for each program. Subsequent sales are recognized when an investor is accepted into the program and the funds are available. Additional cash calls for completion and other costs are recognized when the funds are received by the sponsor, Tidal Petroleum, Inc. (Tidal).

Commission Expense

Commissions due the individual brokers under their agreements are recorded when an investor is accepted into the program and the investor funds have cleared the bank.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Flows

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, demand deposits and certificates of deposit or other highly liquid investments with original maturities of three months or less.

Property and Equipment

Property and equipment are stated at cost. Depreciation is determined on the straight-line method over three to five years.

Income Tax

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible, when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

The Company is no longer subject to U.S. Federal or state income tax examinations by tax authorities for years before 2011 and 2010, respectively.

Note 2: Federal Income Tax

A reconciliation of the 2014 income tax expense (benefit) to the amount computed by applying the statutory federal income tax rate of 34 percent is summarized below:

Computed at the statutory rate (34%)	$	(5,578)
Increase (decrease) resulting from		
Nondeductible expenses		589
State income taxes		3,449
Other		(227)
Actual tax expense (benefit)	$	(1,767)

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by paragraph 15c3-1(2) of the rule, which requires that the Company maintain minimum net capital, as defined, of not less than $5,000. (The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than $5,000). At December 31, 2014, the Company had net capital, as defined, of $182,402.

The Tidal Group, Inc.
Notes to Financial Statements
December 31, 2014

Note 4: Related Party Transactions

As discussed in Note 1, the Company derives all of its income from the sale of direct participation of oil and gas programs for Tidal. Pursuant to this agreement, the Company receives commissions equal to 15 percent of the total cost of the program units sold by brokers of the Company. Additionally, Tidal pays the majority of all operating expenses including rent, office supplies and utilities. During 2014, Tidal reimbursed administrative salaries and other administrative costs totaling $172,408. This reimbursement is included in other income in the accompanying financial statements.

Note 5: Concentration of Credit Risk

Effective July 21, 2010, the FDIC's insurance limits were permanently increased to $250,000. At December 31, 2014, the Company's cash accounts exceeded federally insured limits by approximately $77,039.

Note 6: Subsequent Events

Subsequent events have been evaluated through the date of the Independent Registered Public Accounting Firm's report on the financial statements, which is the date the financial statements were available to be issued.

Supplementary Information

The Tidal Group, Inc.
Computation of Net Capital
(As Defined Within Securities Act of 1934 Rule 15c3-1)
December 31, 2014

Total Stockholder's Equity From Statement of Financial Condition	$ 309,443
Deduct Stockholder's Equity Not Allowable for Net Capital	-
Total Shareholder's Equity Qualified for Net Capital Add	309,443
Liabilities subordinated to the claims of general creditors allowable in computation of net capital	-
Other allowable credits, deferred taxes	-
Total capital and allowable subordinated liabilities	309,443
Deductions and/or Charges	
Total non-allowable assets from statement of financial condition	127,041
Aged fails-to-deliver	-
Aged short security differences	-
Secured demand note deficiency	-
Commodity futures' contracts and spot commodities	-
Other deductions and/or charges	-
	127,041
Net Capital Before Haircuts on Securities Positions	
(Haircuts on Securities Computed Where Applicable)	182,402
Contractual securities' commitments	-
Deficit in securities collateralizing secured demand notes	-
Trading and investment securities	-
Undue concentrations	-
Other	-
Net Capital	$ 182,402

PS&Co.

Padgett Stratemann

Independent Registered Public Accounting Firm's Report on Review of Exemption

The Board of Director
The Tidal Group, Inc.
Schertz, Texas

We have reviewed management's statements included in the accompanying Exemption Report, in which *(a)* The Tidal Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which The Tidal Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 Section (k)(2)(i) (the "exemption provisions") and *(b)* The Tidal Group, Inc. stated that The Tidal Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Tidal Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Tidal Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Padgett, Stratemann + Co., L.L.P.

Austin, Texas
January 15, 2015

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

HOUSTON
1980 POST OAK BOULEVARD, SUITE 1500
HOUSTON, TEXAS 77056
800 879 4966

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

The Tidal Group, Inc.
Exemption Report
Required under 17a-5(d)(4)
December 31, 2014

As of December 31, 2014, the Company is exempt from the provision of Rule 15c3-3 under Section 15c3-3(k)(2)(i):

"...The provisions of this section shall not be applicable to a broker or dealer...who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Tidal Group, Inc. ..."

- ❖ The Company met the provisions of the exemption identified above throughout the year ended December 31, 2014, without exception.

Computation of Net Capital under Rule 15c3-1:

There were no material differences between net capital as presented on page 10 herein, and the Company's presentation of net capital in Part IIA of Form X-17A-5 as of December 31, 2014.